Biofrontera AG

Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 30.07.2019

The issuer is solely responsible for the content of this announcement.

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Montserrat
Last name(s):	Foguet Roca

2. Reason for the notification

a) Position / status

Position:	Vice President, Regulatory Affairs and Production

b) Amendment

Last name

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Disposal

c) Price(s) and volume(s)

Price(s)	Volume(s)
7.20 EUR	64800.00 EUR

d) Aggregated information

Price	Aggregated volume
7.2000 EUR	64800.0000 EUR

e) Date of the transaction

2019-07-29; UTC+2

f) Place of the transaction

Outside a trading venue

30.07.2019 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.

Archive at www.dgap.de

Language:	English
Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com

End of News	DGAP News Service